# QES ~~Liquid~~ H-Y Strategy Fund

| | | | |
|---|---|---|---|
| **Investor** | **Class** | **Shares** | ~~[~~QXHYX~~]~~ |
| **Class** | **C** | **Shares** | |
| **Class** | **I** | **Shares** | |

## PROSPECTUS

## June 30, 2015

ADVISORS

QES

Advisors Preferred, LLC
1445 Research Boulevard, Ste. 530
Rockville, MD 20850

These securities have not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

# TABLE OF CONTENTS

**FUND SUMMARY:  QES ~~Liquid~~ H-Y Strategy Fund**

**Investment Objective:**  The Fund seeks investment results, before fees and expenses, that are similar to those of the U.S. corporate high-yield bond market.

**Fees and Expenses of the Fund:**  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

| Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment) | Investor Class | Class C | Class I |
|---|---|---|---|
| Management Fees | 1.00% | 1.00% | 1.00% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.00% |
| Other Expenses [(1)] | 0.30% | 0.30% | 0.30% |
| Acquired Fund Fees and Expenses [(2)] | 0.25% | 0.25% | 0.25% |
| Total Annual Fund Operating Expenses | 1.80% | 2.55% | 1.55% |

(1)  Other Expenses are estimated for the current fiscal year.
(2)  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, when issued, because the financial statements include only the direct operating expenses incurred by the Fund and does not include the indirect costs of investing in other investment companies. Acquired Fund Fees and Expenses are estimated for the Fund's current fiscal year.

*Example:*  This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

| Class | 1 Year | 3 Year |
|---|---|---|
| Investor | $183 | $566 |
| C | $258 | $793 |
| I | $158 | $490 |

*Portfolio Turnover:*  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio).  A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

**Principal Investment Strategies:**  The Fund's adviser ~~invests~~does not typically select individual fixed-income securities and common stocks, but rather employs a fund-of-funds approach that achieves exposure to these asset classes through exchange-traded funds ("ETFs") that invest primarily in investment grade or high-yield fixed-income securities or dividend-paying common stocks.  Through ETFs the Fund's adviser invests indirectly in a combination of (i) investment grade and high-yield fixed-income securities, (ii) dividend-paying common stocks and directly in (iii) exchange-traded US Government and equity index futures that it believes, in total, will provide returns similar to the U.S. corporate high-yield bond market, while maintaining reasonable liquidity.  ~~High-yield fixed~~ The Fund defines similar returns as those having an expected monthly return correlation of 0.75 or higher. High-yield fixed-income securities are lower quality debt instruments commonly referred to as "junk bonds."  The Fund defines junk bonds as those rated lower than Baa3 by Moody's Investors Service ("Moody's") or lower than BBB- by Standard and Poor's Rating Group ("S&P"), or, if unrated, determined by the adviser to be of similar credit quality.  The Fund defines investment grade fixed-income securities as those rated higher than junk bonds. The Fund invests in fixed--income securities without restriction as to rating, credit quality, maturity or country of the issuer; and in common stocks without restriction as to issuer capitalization or country.  ~~The adviser does not typically select individual fixed-income securities and common stocks, but rather employs a fund-of-funds approach that achieves exposure to these asset classes through exchange-traded funds ("ETFs") that invest primarily in investment grade or high-yield fixed-income securities or dividend-paying common stocks.~~ The Fund uses futures as substitutes or hedges for portions of the ~~Fund's~~Fund's fixed-income or equity ETF portfolio.

The ~~adviser's~~adviser's strategy is derived from a rules-based proprietary model developed by and licensed from Quantitative Equity Strategies, LLC ("QES") (the "QES ~~Liquid~~ H-Y Strategy"), that selects ETFs and futures that, in aggregate, are intended to track the returns (i.e., produce similar returns) of the aggregate U.S. corporate high-yield bond universe.  The adviser believes that both equity and fixed-income ETFs offer more investment capacity than individual securities, and provide a more-liquid alternative to buying fixed-income securities directly, and are more cost-effective than traditional open-end mutual funds of fixed-income securities.  The Fund is designed to be a possible substitute for a traditional high-yield bond fund.  The adviser considers the Fund to ~~be~~have expected returns similar to a high-yield bond fund.

The adviser buys and sells securities and futures to re-balance the Fund's portfolio when the QES ~~Liquid~~ H-Y Strategy model calls for re-balancing.  The adviser also buys and sells securities when it identifies an instrument that it believes has characteristics that will better track (i.e., produce similar returns) to the U.S. corporate high-yield bond universe.  The adviser may engage in frequent trading to achieve the Fund's investment objective, which may result in turnover in excess of 100~~%.~~% annually.  The Fund is "non-diversified" for purposes of the Investment Company Act of 1940, as amended, which means that the Fund may invest in fewer securities at any one time than a diversified fund.

**Principal Investment Risks:  *As with all mutual funds, there is the risk that you could lose money through your investment in the Fund.  The Fund is not intended to be a complete investment program.  Many factors affect the Fund's net asset value and performance.  The following risks apply to the Fund directly and ~~indirectly~~ through the Fund's ETF-related strategy.***

- *Equity Risk:*  The net asset value of the Fund will fluctuate based on changes in the value of the equity markets.  Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  Companies may unexpectedly reduce or eliminate dividends, which will reduce the ~~Fund's~~Fund's investment income.

- *ETF Risk:*  ETFs are subject to investment advisory or management and other expenses, which will be indirectly paid by the Fund.  ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund.  Each ETF is subject to specific investment strategy risks, such as junk bond risk and equity risk.  The strategy employed by the investment advisor to an ETF may not produce the desired results.

- *Fixed--Income Risk:*  The value of fixed--income securities will fluctuate with changes in interest rates.  Typically, a rise in interest rates causes a decline in the value of fixed--income securities.  Issuers may also default.

- *Foreign Investment Risk:*  Foreign investments may be riskier than U.S. investments for many reasons, such as changes in currency exchange rates and unstable political, social and economic conditions.

- *Futures Risk:*  Futures are subject to inherent leverage that magnifies Fund losses.  Futures are subject to tracking risk because they may not be perfect substitutes for the instruments they are intended to replace.

- *Junk Bond Risk:*  Lower-quality fixed--income securities, known as "high-yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  These securities are considered speculative.  Defaulted securities or those subject to reorganization proceeding may become worthless and are illiquid.

- *Limited History of Operations:*  The Fund has a limited history of operations for investors to evaluate.

- *Management Risk:*  The adviser's judgments about the attractiveness, value and potential appreciation or depreciation of a particular instrument in which the Fund invests may prove to be inaccurate and may not produce the desired results. The adviser's assessment of how well a particular instrument will track (i.e., produce similar returns) to the performance of the U.S. corporate high-yield bond universe may also prove to be inaccurate and may fail to produce the intended results.

- *Non-Diversification Risk:* As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers. The Fund also invests in ETFs that are non-diversified. The Fund's performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.

- *Small and Medium Capitalization Risk:* The value of small ($3 billion or less) or medium ($6 billion or less) capitalization company securities may be subject to more abrupt or erratic market movements than larger, more established companies or the market averages in general.

- *Tracking Risk:* The Fund's return may not ~~match the return of~~produce similar returns to the U.S. corporate high-yield bond universe because the Fund incurs operating expenses and costs in buying and selling securities and futures. Futures may not closely track (i.e., produce similar returns) to the returns of the U.S. corporate high-yield bond universe. The adviser's judgments about the return tracking characteristics of securities and futures as well as the QES ~~Liquid~~ H-Y Strategy may prove incorrect and may not produce the desired results.

- *Turnover Risk:* A higher portfolio turnover may result in higher transactional and brokerage costs.

*Is the Fund Right for You?*

The Fund is intended for investors who want returns that ~~seek~~are similar to ~~reflect generally~~ the performance of the aggregate U.S. corporate high-yield bond universe, while maintaining liquidity.

**Performance:** Because the Fund has less than a full calendar year of investment operations, no performance information is presented for the Fund at this time. In the future, performance information will be presented in this section of the Prospectus. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information and daily per-share net asset value will be available at no cost by calling toll-free 1-844-798-3877.

**Investment Adviser:** Advisors Preferred, LLC.

**Portfolio Managers (Team Managed):**

Catherine Ayers-Rigsby, CFA®, CEO of the adviser.
Jon Greene, Director of Trading of the adviser.
Jeff Meacham, Trader of the adviser.
Dan Gibson, Assistant Trader of the adviser.

Each have served the Fund as a portfolio manager since it commenced operations in 2015.

**Purchase and Sale of Fund Shares**: The investment minimums for the Fund are:

| Class | Initial Investment | | Subsequent Investment | |
|---|---|---|---|---|
| | Regular Account | Retirement Account | Regular Account | Retirement Account |
| Investor | $2,500 | $1,000 | $250 | $100 |
| C | $2,500 | $1,000 | $250 | $100 |
| I | $1,000,000 | $1,000,000 | $0 | $0 |

The Fund or adviser may waive any investment minimum. You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open. Redemption requests may be made in writing, by telephone, or through a financial intermediary and will be paid by ACH, check or wire transfer. Purchase and redemptions requests must be received by the Fund (or an authorized broker or agent, or its authorized designee) before ~~4:00~~3:45 p.m. to assure ample time to transmit to the Fund prior to net asset value pricing.

**Tax Information:** Dividends and capital gain distributions you receive from the Fund, whether you reinvest your distributions in additional Fund shares or receive them in cash, are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred plan such as an IRA or 401(k) plan.

However, these dividend and capital gain distributions may be taxable upon their eventual withdrawal from tax-deferred plans.

**Payments to Broker-Dealers and Other Financial Intermediaries:** If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

## ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

## INVESTMENT OBJECTIVE

The Fund seeks investment results, before fees and expenses, that are similar to those of the U.S. corporate high-yield bond market. The Fund's investment objective may be changed by the Fund's Board of Trustees upon 60 days written notice to shareholders.

## PRINCIPAL INVESTMENT STRATEGIES

The ~~adviser's~~adviser's strategy is derived from a rules-based proprietary model developed by and licensed from Quantitative Equity Strategies, LLC ("QES") (the "QES ~~Liquid~~ H-Y Strategy"), that selects ETFs that, in aggregate, are intended to track _(i.e., produce similar returns) to_ the returns of the aggregate U.S. corporate high-yield bond universe. The QES ~~Liquid~~ H-Y Strategy is derived from rules-based proprietary models that produce a portfolio of ETFs _and futures_ that, together, are intended to track _(i.e., produce similar returns) to_ the returns of the aggregate U.S. corporate high-yield bond universe, while maintaining liquidity. The strategy is the exclusive property of QES. QES and the QES ~~Liquid~~ H-Y Strategy names are service marks of QES or its affiliates and have been licensed for use for certain purposes by the adviser. The financial securities referred to herein are not sponsored, endorsed, or promoted by QES, and QES bears no liability with respect to any such financial securities.

Strategy Construction

QES begins the strategy construction process by collecting data on the characteristics of the U.S. high-yield bond universe. Because high-yield bonds have return characteristics of both common stocks and bonds they can be analyzed as having an equity-related value and a bond-related value. QES analyzes the historical nature of these elements of value as well as their correlation under various market conditions. The QES ~~Liquid~~ H-Y Strategy does not include individual stocks and bonds, but instead utilizes a portfolio of ETFs and futures to provide returns that are expected to be similar to the aggregate U.S. corporate high-yield bond universe, while maintaining reasonable liquidity. The QES ~~Liquid~~ H-Y Strategy is reviewed on an ongoing basis and may call for portfolio rebalancing as frequently as daily.

The equity-related value of the strategy is represented by dividend-focused ETFs and equity futures such as S&P 500[®] and Russell 2000[®] futures. The bond-related value of the strategy is represented by investment grade ETFs, high-yield ETFs, and US Government debt futures such as 5-Year US Treasury Note futures. Generally, the strategy allocation between these instruments is expected to produce returns that correlate to the aggregate U.S. corporate high-yield bond universe. Selection specific ETFs is based on liquidity, expenses, manager tenure and investment strategy.

## PRINCIPAL INVESTMENT RISKS

There is no assurance that the Fund will achieve its investment objective. The Fund's share price will fluctuate with changes in the market value of its portfolio investments. When you sell your Fund shares, they may be worth less than what you paid for them and, accordingly, you can lose money investing in the Fund. Risks could adversely affect the net asset value, total return and the value of the Fund and your investment. The risk descriptions below provide a more detailed explanation of the principal investment risks that correspond to the risks described in the Fund's "Fund Summary" section of this Prospectus. The following risks apply to the Fund directly and indirectly through the Fund's ETF-related strategy.

- *Equity Risk:*  The net asset value of the Fund will fluctuate based on changes in the value of the equity markets.  Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  Stock prices, in general, may decline over short or even extended periods of time, and tend to be more volatile than other investment choices.  Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer's failure to meet the market's expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.  An emphasis on dividend-paying stocks could cause the ~~fund~~Fund to underperform similar funds that invest without consideration of a track record of paying dividends.  Stocks of companies with a history of paying dividends may not participate in a broad market advance to the same degree as other stocks.  A rise in interest rates or changes to economic or company-specific factors could cause a company to unexpectedly reduce or eliminate its dividend, which will reduce the ~~Fund's~~Fund's investment income and may cause a drop in a ~~company's~~company's stock price.

- *ETF Risk:*  ETFs are subject to investment advisory or management and other expenses, which will be indirectly paid by the Fund.  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds.  ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange.  ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares.  ETFs are also subject to brokerage and/or other trading costs, which could result in greater expenses to the Fund.  Because the value of ETF shares depends on the demand in the market, the adviser may not be able to liquidate the Fund's holdings at the most optimal time, adversely affecting performance.  Each ETF is subject to specific risks, depending on the nature of its investment strategy.  These risks could include liquidity risk and sector risk.  ETFs will not be able to replicate exactly the performance of any indices or prices they are intended to track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the ~~ETF's~~ETF's portfolio.

- *Fixed-Income Risk:*  When the Fund invests in fixed-income securities the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed-income securities owned by the Fund.  In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.  Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

- *Foreign Investment Risk:*  Foreign investments may be riskier than U.S. investments for many reasons, including changes in currency exchange rates; unstable political, social and economic conditions; possible security illiquidity; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.; less standardization of accounting standards and market regulations in certain foreign countries; and varying foreign controls on investments. Because the Fund can make foreign investments, its share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than would otherwise be the case.

- *Futures Risk:*  Futures are subject to inherent leverage that magnifies Fund losses.  Because futures typically require only a small margin payment, the fluctuation of the value of futures contracts in relation to the underlying assets upon which they are based is magnified.  Futures are subject to tracking risk because they may not be perfect substitutes for the instruments they are intended to replace.  Thus, the Fund may experience losses that exceed losses experienced by funds that do not use derivative contracts.  Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading.  Additionally, government regulation may further reduce liquidity through similar trading restrictions.  There can be no assurance that any particular futures strategy adopted will succeed.

- *Junk Bond Risk:*  Lower-quality fixed-income securities, known as "high-yield" or "junk" bonds, present a significant risk for loss of principal and interest.  These securities are considered speculative.  These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond's issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk).  If that happens, the value of the bond may decrease, and the Fund's share price may decrease and its income distribution may be reduced.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and they may become illiquid.  Defaulted securities, those subject to a reorganization including bankruptcy court protection may become worthless, completely illiquid or subject to lengthy legal proceedings that will delay the resolution of their value, if any.

- *Limited History of Operations:* The Fund has a limited history of operations for investors to evaluate. Mutual funds and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code that do not apply to an adviser's management of other types of accounts.

- *Management Risk:* The adviser's judgments about the attractiveness, value and potential appreciation or depreciation of a particular security or derivative in which the Fund invests may prove to be inaccurate and may not produce the desired results.  The adviser's assessment of how well a particular instrument will track (i.e., produce similar returns) to the performance of the U.S. corporate high-yield bond universe may also prove to be inaccurate and may fail to produce the intended results.  An adverse development with an ETF held by the Fund could result in a greater decline in NAV than would be the case if the Fund held a broader array of instruments.  The QES ~~Liquid~~ H-Y Strategy may fail to produce the desired results.

- *Non-Diversification Risk:*  As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.  The Fund also invests in ETFs that are non-diversified.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company. This fluctuation, if significant, may affect the performance of the Fund.

- *Small and Medium Capitalization Risk:*  The securities of small ($3 billion or less) and medium ($6 billion or less) capitalization companies involve substantial risk.  These companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. Securities of these companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

- *Tracking Risk:*  The Fund's return may not ~~match~~produce similar returns to the ~~return of the aggregate~~ U.S. corporate high-yield bond universe because the Fund incurs operating expenses ~~not applicable to the universe, and incurs~~and costs in buying and selling securities and futures.  The adviser's judgments about the return ~~-~~tracking characteristics of securities and futures may prove incorrect and may not produce the desired results.  The QES ~~Liquid~~ H-Y Strategy may cause the Fund's tracking error to be higher than would be the case if the Fund invested directly in the securities of the aggregate U.S. corporate high-yield bond universe.

- *Turnover Risk:*  A higher portfolio turnover may result in higher transactional and brokerage costs which may reduce the Fund's return.  Active trading of securities may also increase the Fund's realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.

**Temporary Investments:**  To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  The Fund may be invested in these instruments for extended periods, depending on the adviser's assessment of market conditions.  These short-term debt securities and money market instruments may include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements.  While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.  Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' advisory and operational fees.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

**Fund Holdings Disclosure:**  A description of the Fund's policies regarding the release of Fund holdings information is available in the Fund's Statement of Additional Information.  Shareholders may request Fund holdings schedules at no charge by calling toll-free 1-844-798-3877.

**Strategy Licensor:**  The QES ~~Liquid~~ H-Y Strategy is the exclusive property of QES and the QES name are service mark(s) of QES or its affiliates and have been licensed for use for certain purposes by the adviser. The financial securities referred to herein are not sponsored, endorsed, or promoted by QES, and QES bears no liability with respect to any such financial securities.  No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any QES trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting QES to determine whether QES's permission is required.  Under no circumstances may any person or entity claim any affiliation with QES without the prior written permission of QES.

## MANAGEMENT

**Investment Adviser:**  Advisors Preferred LLC, 1445 Research Blvd., Suite 530, Rockville, MD  20850, serves as investment adviser to the Fund.  Subject to the authority of the Board of Trustees, the adviser is responsible for management of the Fund's investments directly or through a sub-adviser.  The adviser is responsible for assuring the Fund's investments are selected according to the Fund's investment objective, policies and restrictions.  The adviser was formed in 2011 and commencing 2012, provides investment advisory services to mutual funds.  As of March 31, 2015, it had approximately $500 million in assets under management.  Pursuant to an advisory agreement between the Fund and the adviser, the adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to 1.00% of the Fund's average daily net assets.  A discussion regarding the basis for the Board of Trustees' approval of the advisory agreement will be available in the first semi-annual shareholder report dated June 30, 2015.

**Portfolio Managers:**

The Fund is team managed by the following:

Catherine Ayers-Rigsby has served as CEO of the adviser since April, 2011~~.~~, and is overseeing portfolio manager for the Fund.  Additionally, she serves as CEO and Managing Director of broker-dealer Ceros Financial Services, Inc., a position held since August 2009.  Ms. Ayers-Rigsby is a Chartered Financial Analyst (CFA®) and carries FINRA 3, 7, 24, 27, and 55 securities licenses.  She has over 25 years' management experience in the financial services industry in the U.S. and Germany, ranging from investment management, sales, product development and supporting infrastructure for investment advisors and their clients.  Ceros Financial Services, Inc., is the parent company of the adviser.

Jon Greene, has served as Director of Trading of the adviser since April, 2011~~.~~, and is a portfolio manager for the Fund.  Additionally, he serves as Director of Trading for Ceros Financial Services, Inc., a position held since August 2009.  Mr. Greene is a Trader and Executive in the trading Industry with 18 years of extensive trading and operations background.  As Director of Trading at Ceros Financial Services and Advisors Preferred, his accomplishments include trading and program development for fund trading and reporting.  He designed and implemented Equity and ETF pricing, basket trading and quoting algorithms.  Mr. Greene also provided expertise in trading away with multiple Trading Desks to provide deep liquidity in illiquid ~~ETF's~~ETFs.  He also implemented Pre/post trade Equity and ETF impact analytics, reporting and best execution analysis.  He carries FINRA 3, 4, 7, 24, 55, and 63 licenses.

Jeff Meacham has served as a Trader of the adviser since April, 2011, and is a portfolio manager for the Fund.  Additionally, he serves as a Trader for Ceros Financial Services, Inc., a position held since September 2009.  Before joining Ceros, he worked as an Operations Specialist at Rydex Investments, a mutual fund company for four years.  Mr. Meacham carries FINRA Series 3, 7, 63, and 55 licenses.  He graduated from the University of Maryland with a degree in Finance.

Daniel Gibson has served as an Assistant Trader of the adviser since April, 2011~~.~~, and is a portfolio manager for the Fund.  Additionally, he serves as an Assistant Trader for Ceros Financial Services, Inc., a position held since

September 2009.  In addition to his work as ~~assistant trader~~Assistant Trader, he has also managed on-boarding and operations for the mutual funds under the adviser.  Prior to joining Ceros/Advisors Preferred, he worked in Mutual Fund Dealer Services for Rydex-SGI, a division of Guggenheim Investments, for over four years.  Mr. Gibson carries FINRA 7 and 63 securities licenses.  He graduated from Gettysburg College with a degree in Economics and Business Management.

The Fund's Statement of Additional Information provides additional information about the portfolio ~~manager's~~managers' compensation structure, other accounts managed and ownership of shares of the Fund.

## HOW SHARES ARE PRICED

The net asset value ("NAV") of each share, on a per-class basis, is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business.  Purchases of Fund shares are made at per-class NAV.  Redemptions are made at per-class NAV.  NAV is computed by determining the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV), on a per-class basis.  The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The NAV takes into account, on a per-class basis, the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily.  The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund's securities are valued each day at the last quoted sales price on each security's primary exchange.  Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean of the current bid and ask on the primary exchange.  Securities primarily traded in the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.  If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the adviser in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used.  In these cases, the Fund's per class NAV will reflect certain portfolio securities' fair value rather than their market price.  Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.  The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund may use independent pricing services to assist in calculating the value of the Fund's securities.  In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the classes of the Fund.  Because the Fund may invest in portfolio securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not price their shares, the value of some of the Fund's portfolio securities may change on days when you may not be able to buy or sell Fund shares.  In computing the NAV for the classes of the Fund, the Fund values any foreign securities held by the Fund at the latest closing price on the exchange on which they are traded immediately prior to closing of the NYSE.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the value of a security in the Fund's portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates NAV, the adviser may need to price the security using the Fund's fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors.  Fair valuation of the Fund's portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund's per-class NAV by short-term traders.  The determination of fair value involves subjective judgments.  As a result, using fair value to price a security may result in a price materially different from the prices used by other mutual funds to determine net asset value, or from the price that may be realized upon the actual sale of the security.

With respect to any portion of the Fund's assets that are invested in one or more open-end management investment companies registered under the 1940 Act, each mutual fund's net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

## HOW TO PURCHASE SHARES

**Share Classes:**

This Prospectus describes three classes of shares offered by the Fund: Investor Class, Class C, and Class I. Previously, Investor Class shares were known as Class A shares. The Fund offers these classes of shares so that you can choose the class that best suits your investment needs. Refer to the information below so that you can choose the class that best suits your investment needs. The main differences between each class are ongoing fees and investment minimums. For information on ongoing distribution fees, see **Distribution Fees** on page 14 of this Prospectus. Each class of shares in the Fund represents interest in the same portfolio of investments within the Fund. There is no investment minimum on reinvested distributions and the Fund may change investment minimums at any time. The Fund reserves the right to waive sales charges, as described below. The Fund and the adviser may each waive investment minimums at their individual discretion. Not all share classes may be available for purchase in all states.

**Factors to Consider When Choosing a Share Class:** When deciding which class of shares of the Fund to purchase, you should consider your investment goals, present and future amounts you may invest in the Fund. To help you make a determination as to which class of shares to buy, please refer back to the examples of the Fund's expenses over time in the Fees and Expenses of the Fund section in this Prospectus. You also may wish to consult with your financial adviser for advice with regard to which share class would be most appropriate for you.

**Investor Class Shares**: Investor Class shares of the Fund are offered at their NAV without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. Investor Class shares pay up to 0.25% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of an Investor Class shareholder's investment and may cost more than other types of sales charges.

**Class C Shares**: Class C shares of the Fund are offered at their NAV without an initial sales charge. This means that 100% of your initial investment is placed into shares of the Fund. Class C shares pay up to 1.00% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of a Class C shareholder's investment and may cost more than other types of sales charges.

**Class I Shares:** Class I shares of the Fund are sold at NAV without an initial sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than Investor Class and Class C shares. This means that 100% of your initial investment is placed into shares of the Fund. Class I shares require a minimum initial investment of $1,000,000 and subsequent investments may be made in any amount.

**Minimum and Additional Investment Amounts:** The minimum initial and subsequent investment by class of shares is:

| Class | Initial Investment | | Subsequent Investment | |
|---|---|---|---|---|
| | Regular Account | Retirement Account | Regular Account | Retirement Account |
| Investor | $2,500 | $1,000 | $250 | $100 |
| C | $2,500 | $1,000 | $250 | $100 |
| I | $1,000,000 | $1,000,000 | $0 | $0 |

The Fund and the adviser may each waive investment minimums at their individual discretion. There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.

**Purchasing Shares:**  You may purchase shares of the Fund by sending a completed application form to the following address:

| *Regular Mail* | *Express/Overnight Mail* |
|---|---|
| **QES ~~Liquid~~ H-Y Strategy Fund** | **QES ~~Liquid~~ H-Y Strategy Fund** |
| c/o Gemini Fund Services, LLC | c/o Gemini Fund Services, LLC |
| PO Box 541150 | 17605 Wright Street, Suite 2 |
| Omaha, Nebraska  68154-1150 | Omaha, Nebraska  68130 |

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.  As requested on the application, you should supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing a P.O. Box will not be accepted.  This information will assist the Fund in verifying your identity.  Until such verification is made, the Fund may temporarily limit additional share purchases.  In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder's identity.  As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

*Automatic Investment Plan:*  You may participate in the Fund's Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts.  You may elect to make subsequent investments by transfers of a minimum of $1,000 on specified days of each month into your established Fund account.  Please contact the Fund toll-free at 1-844-798-3877 for more information about the Fund's Automatic Investment Plan.

*Purchase through Brokers:*  You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund's distributor.  The brokers and agents are authorized to receive purchase and redemption orders on behalf of the Fund.  The Fund will be deemed to have received a purchase or redemption order when an authorized broker or its designee receives the order.  The broker or agent may set their own initial and subsequent investment minimums.  You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund.  Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund.  You should carefully read the program materials provided to you by your servicing agent.

*Purchase by Wire:*  If you wish to wire money to make an investment in the Fund, please call the Fund toll-free at 1-844-798-3877 for wiring instructions and to notify the Fund that a wire transfer is coming.  Any commercial bank can transfer same-day funds via wire.  The Fund will normally accept wired funds for investment on the day received if they are received by the Fund's designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares.  Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, thrift institutions, or credit union in U.S. funds for the full amount of the shares to be purchased.  After you open an account, you may purchase additional shares by sending a check together with written instructions stating the name(s) on the account and the account number, to the above address.  Make all checks payable to the Fund.  The Fund will not accept payment in cash, including cashier's checks or money orders.  Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks or starter checks for the purchase of shares.

*Note:*  Gemini Fund Services, LLC, the Fund's transfer agent, will charge a $25 fee against a shareholder's account, in addition to any loss sustained by the Fund, for any check returned to the transfer agent for insufficient funds.

For shareholder account funds and/or transfers into the Fund, the Fund may accept securities in lieu of cash at the discretion of the adviser.  There may be black-out periods such as near the end of a fiscal quarter or other holding or reporting periods where the adviser may refuse to accept securities into the Fund from new or existing Shareholders.  Any tax issues resulting from the exchange of securities into the Fund in lieu of cash are the responsibility of the shareholder.

**When Order is Processed:**  All shares will be purchased at the NAV per share next determined after the Fund receives your application or request in good order.  All requests received in good order by the Fund before ~~4:00~~3:45 p.m. (Eastern time) will be processed on that same day.  Requests received after ~~4:00~~3:45 p.m. will be processed on the next business day.

> **Good Order**:  When making a purchase request, make sure your request is in good order. "Good order" means your purchase request includes:
>
> - the name of the Fund and Class of shares
>
> - the dollar amount of shares to be purchased
>
> - a completed purchase application or investment stub
>
> - check payable to the "**QES ~~Liquid~~ H-Y Strategy Fund**"

**Retirement Plans:**  You may purchase shares of the Fund for your individual retirement plans.  Please call the Fund toll-free at 1-844-798-3877 for the most current listing and appropriate disclosure documentation on how to open a retirement account.

<u>**HOW TO REDEEM SHARES**</u>

**Redeeming Shares:**  You may redeem all or any portion of the shares credited to your account by submitting a written request for redemption to:

| *Regular Mail* | *Express/Overnight Mail* |
|:---:|:---:|
| **QES ~~Liquid~~ H-Y Strategy Fund** | **QES ~~Liquid~~ H-Y Strategy Fund** |
| c/o Gemini Fund Services, LLC | c/o Gemini Fund Services, LLC |
| PO Box 541150 | 17605 Wright Street, Suite 2 |
| Omaha, Nebraska  68154-1150 | Omaha, Nebraska  68130 |

*Redemptions by Telephone*:  The telephone redemption privilege is automatically available to all new accounts except retirement accounts.  If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in a bank or brokerage firm in the United States as designated on your application.  To redeem by telephone, call toll-free 1-844-798-3877. The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions.  IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days.  Neither the Fund, the transfer agent, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss.  The Fund or the transfer agent, or both, will employ reasonable procedures to determine that telephone instructions are genuine.  If the Fund and/or the transfer agent do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions.  These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

*Redemptions through Broker:*  If shares of the Fund are held by a broker-dealer, financial institution or other servicing agent, you must contact that servicing agent to redeem shares of the Fund.  The servicing agent may charge a fee for this service.

*Redemptions by Wire*:  You may request that your redemption proceeds be wired directly to your bank account. The Fund's transfer agent imposes a $15 fee for each wire redemption and deducts the fee directly from your account.  Your bank may also impose a fee for the incoming wire.

*Automatic Withdrawal Plan:*  If your individual accounts, IRA or other qualified plan account have a current account value of at least $10,000, you may participate in the Fund's Automatic Withdrawal Plan, an investment plan that automatically moves money to your bank account from the Fund through the use of electronic funds transfers.  You may elect to make subsequent withdrawals by transfers of a minimum of $1,000 on specified days of each month into your established bank account.  Please contact the Fund toll-free at 1-844-798-3877 for more information about the Fund's Automatic Withdrawal Plan.

**Redemptions in Kind:**  The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities ("redemption in kind") on the amount greater than (the lesser of) $250,000 or 1% of the Fund's assets.  The securities will be chosen by the Fund and valued at the Fund's net asset value.  A shareholder will be exposed to market risk until these securities are converted to cash and may incur transaction expenses in converting these securities to cash.

**When Redemptions are Sent:**  Once the Fund receives your redemption request in "good order" as described below, it will issue a check based on the next determined NAV following your redemption request.  The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of a request in "good order."  If you purchase shares using a check and soon after request a redemption, your redemption proceeds will not be sent until the check used for your purchase has cleared your bank (usually within 10 days of the purchase date).

**Good Order:**  Your redemption request will be processed if it is in "good order."  To be in good order, the following conditions must be satisfied:

- The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed;

- The request must identify your account number;

- The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

- If you request that the redemption proceeds be sent to a person, bank or an address other than that of record or paid to someone other than the record owner(s), or if the address was changed within the last 30 days, or if the proceeds of a requested redemption exceed $50,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

**When You Need Medallion Signature Guarantees:**  If you wish to change the bank or brokerage account that you have designated on your account, you may do so at any time by writing to the Fund with your signature guaranteed.  A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers.  You will need your signature guaranteed if:

- you request a redemption to be made payable to a person not on record with the Fund;

- you request that a redemption be mailed to an address other than that on record with the Fund;

- the proceeds of a requested redemption exceed $50,000;

- any redemption is transmitted by federal wire transfer to a bank other than the bank of record; or

- your address was changed within 30 days of your redemption request.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations).  Further documentation will be required to change the designated account if shares are held by a corporation, fiduciary or other organization.  *A notary public cannot guarantee signatures.*

**Retirement Plans:**  If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Fund should withhold federal income tax.  Unless you elect in your redemption request that you do not want to have federal tax withheld, the redemption will be subject to withholding.

**Low Balances:**  If at any time your account balance in the Fund falls below $2,500 ($1,000 for retirement accounts), the Fund may notify you that, unless the account is brought up to at least $2,500 ($1,000 for retirement accounts) within 60 days of the notice, your account could be closed.  After the notice period, the Fund may redeem all of your shares and close your account by sending you a check to the address of record.  Your account will not be closed if the account balance drops below the levels above due to a decline in NAV.

## FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund discourages and does not accommodate market timing that it considers abusive. (i.e., trading for short-term speculation).  Frequent trading into and out of the Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders.  The Fund is designed for long-term investors and is not intended for disruptive market timing trading activities.  Accordingly, the Fund's Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change.  The Fund currently uses several methods to reduce the risk of disruptive market timing.  These methods include:

- Committing staff to review, on a continuous basis, recent trading activity in order to identify trading activity that may be contrary to the Fund's "Market Timing Trading Policy;" and

- Reject or limit specific purchase requests;

- Reject purchase requests from certain investors

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders.

Based on the frequency of redemptions in your account, the adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to the Fund as described in the Fund's Market Timing Trading Policy and elect to reject or limit the amount, number, frequency or method for requesting future purchases into the Fund.  The Fund reserves the right to reject or restrict purchase requests for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in disruptive market timing trading activities.  Neither the Fund nor the adviser will be liable for any losses resulting from rejected purchase orders.  The adviser may also bar an investor who has violated these policies (and the investor's financial advisor) from opening new accounts with the Fund.

Although the Fund attempts to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices.  There can be no guarantee that the Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of the Fund.  While the Fund will encourage financial intermediaries to apply the Fund's Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's Market Timing Trading Policy with respect to customers of financial intermediaries.  For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers.  More specifically, unless the financial intermediaries have the ability to apply the Fund's Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be disruptive market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's Market Timing Trading Policy. Brokers maintaining omnibus accounts with the Fund have agreed to provide shareholder transaction information to the extent known to the broker to the Fund upon request. If the Fund or its transfer agent or shareholder servicing agent suspects there is disruptive market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. At the request of the adviser, the service providers may take immediate action to stop any further short-term trading by such participants.

## TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund's shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income at least annually and net capital gains annually. Both distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Fund will inform you of the amount and type of your distributions. IRAs and other qualified retirement plans are exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS. If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires the Fund to withhold a percentage of any dividend, redemption or exchange proceeds. The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number. If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending. The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This summary is not intended to be and should not be construed to be legal or tax advice. You should consult your own tax advisers to determine the tax consequences of owning the Fund's shares.

## DISTRIBUTION OF SHARES

**Distributor:** Ceros Financial Services, Inc. ("Ceros"), 1445 Research Blvd., Suite 530, Rockville, MD 20850, is the distributor for the shares of the Fund. Ceros is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Ceros and the adviser are affiliates because the adviser is wholly-owned by Ceros and they are under common control. Shares of the Fund are offered on a continuous basis.

**Distribution Fees:** The Fund has adopted Distribution Plans pursuant to Rule 12b-1 (each a "Plan") under the 1940 Act with respect to the sale and distribution of Investor Class and Class C shares of the Fund. Pursuant to the Plans the Fund pays the Fund's distributor an annual fee for distribution and shareholder servicing expenses of 0.25% of the Fund's average daily net assets attributable to the Investor Class shares and 1.00% of the Fund's average daily net assets attributable to the Class C shares. A portion of the fee payable pursuant to the Plans, equal to up to 0.25% of the average daily net assets, may be characterized as a service fee as such term is defined under Rule 2830 of the FINRA Conduct Rules. A service fee includes payment made for personal service and/or the maintenance of shareholder accounts. Because 12b-1 fees are paid out of the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.  You should be aware that if you hold your Class C shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.

**Additional Compensation to Financial Intermediaries:**  The Fund's distributor, its affiliates, and the Fund's adviser and their affiliates may, at their own expense and out of their own assets, including their legitimate profits from Fund-related activities, provide additional cash payments to financial intermediaries who sell shares of the Fund.  Financial intermediaries include brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others.  These payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support.  Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales programs.  These payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders.  The distributor may, from time to time, provide promotional incentives to certain investment firms.  Such incentives may, at the distributor's discretion, be limited to investment firms who allow their individual selling representatives to participate in such additional compensation.

**Householding:**  To reduce expenses, the Fund mails only one copy of the Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Fund toll-free at 1-844-798-3877 on days the Fund is open for business or contact your financial institution. The Fund will begin sending you individual copies thirty days after receiving your request.

## FINANCIAL HIGHLIGHTS

Because the Fund has only recently commenced investment operations, no financial highlights are available for the Fund at this time.  In the future, financial highlights will be presented in this section of the Prospectus.

## *PRIVACY NOTICE* ***REVISED JAN. 2013***

| | |
|---|---|
| **FACTS** | **WHAT DOES ADVISORS PREFERRED TRUST DO WITH YOUR PERSONAL INFORMATION?** |

| | |
|---|---|
| **Why?** | Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do. |

| | |
|---|---|
| **What?** | The types of personal information we collect and share depend on the product or service you have with us. This information can include:<br>▪ Social Security number<br>▪ Assets<br>▪ Retirement Assets<br>▪ Transaction History<br>▪ Checking Account Information<br>▪ Purchase History<br>▪ Account Balances<br>▪ Account Transactions<br>▪ Wire Transfer Instructions<br>When you are *no longer* our customer, we continue to share your information as described in this notice. |

| | |
|---|---|
| **How?** | All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Advisors Preferred Trust chooses to share; and whether you can limit this sharing. |

| Reasons we can share your personal information | Does Advisors Preferred Trust share? | Can you limit this sharing? |
|---|---|---|
| **For our everyday business purposes –** such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus | Yes | No |
| **For our marketing purposes –** to offer our products and services to you | No | We don't share |
| **For joint marketing with other financial companies** | No | We don't share |
| **For our affiliates' everyday business purposes –** information about your transactions and experiences | No | We don't share |
| **For our affiliates' everyday business purposes –** information about your creditworthiness | No | We don't share |
| **For nonaffiliates to market to you** | No | We don't share |

| Who we are | |
|---|---|
| **Who is providing this notice?** | Advisors Preferred Trust |

| What we do | |
|---|---|
| **How does Advisors Preferred Trust protect my personal information?** | To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.<br><br>Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information. |
| **How does Advisors Preferred Trust collect my personal information?** | We collect your personal information, for example, when you<br>▪ Open an account<br>▪ Provide account information<br>▪ Give us your contact information<br>▪ Make deposits or withdrawals from your account<br>▪ Make a wire transfer<br>▪ Tell us where to send the money<br>▪ Tells us who receives the money<br>▪ Show your government-issued ID<br>▪ Show your driver's license<br>We also collect your personal information from other companies. |
| **Why can't I limit all sharing?** | Federal law gives you the right to limit only<br>▪ Sharing for affiliates' everyday business purposes – information about your creditworthiness<br>▪ Affiliates from using your information to market to you<br>▪ Sharing for nonaffiliates to market to you<br>State laws and individual companies may give you additional rights to limit sharing. |

| Definitions | |
|---|---|
| **Affiliates** | Companies related by common ownership or control. They can be financial and nonfinancial companies.<br>▪ *Advisors Preferred Trust does not share with our affiliates.* |
| **Nonaffiliates** | Companies not related by common ownership or control. They can be financial and nonfinancial companies.<br>▪ *Advisors Preferred Trust does not share with nonaffiliates so they can market to you.* |
| **Joint marketing** | A formal agreement between nonaffiliated financial companies that together market financial products or services to you.<br>▪ *Advisors Preferred Trust doesn't jointly market.* |

# QES ~~Liquid~~ H-Y Strategy Fund

| Adviser | **Advisors Preferred LLC** 1445 Research Blvd., Suite 530 Rockville, MD 20850 | Distributor | **Ceros Financial Services, Inc.** 1445 Research Blvd., Suite 530 Rockville, MD 20850 |
|---|---|---|---|
| Independent Registered Public Accountant | **Cohen Fund Audit Services, Ltd.** 1350 Euclid Avenue, Suite 800 Cleveland, OH 44115 | Legal Counsel | **Thompson Hine LLP** 41 South High Street, 17th Floor Columbus, OH 43215 |
| Custodian | **U.S. Bank N.A.** 425 Walnut Street Cincinnati, OH 45202 | Transfer Agent | **Gemini Fund Services, LLC** 17605 Wright Street, Suite 2 Omaha, NE 68130 |

Additional information about the Fund is included in the Fund's Statement of Additional Information dated June 30, 2015 (the "SAI"). The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus). The SAI provides more details about the Fund's policies and management. Additional information about the Fund's investments will also be available in the Fund's Annual and Semi-Annual Reports to Shareholders. In the Fund's Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

To obtain a free copy of the SAI and, when issued, the Annual and Semi-Annual Reports to Shareholders, or other information about the Fund, or to make shareholder inquiries about the Fund, please call toll-free 1-844-798-3877 or visit www.advisorspreferred.com. You may also write to:

|  |  |
|---|---|
| *Regular Mail* | *Express/Overnight Mail* |
| **QES ~~Liquid~~ H-Y Strategy Fund** c/o Gemini Fund Services, LLC PO Box 541150 Omaha, Nebraska 68154-1150 | **QES ~~Liquid~~ H-Y Strategy Fund** c/o Gemini Fund Services, LLC 17605 Wright Street, Suite 2 Omaha, Nebraska 68130 |

You may review and obtain copies of the Fund's information at the SEC Public Reference Room in Washington, D.C. Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-1520.

Investment Company Act File # 811-22756